EXHIBIT 3

VOCE CAPITAL NOMINATES THREE FBR DIRECTORS

Strategy and Leadership Change Essential to Arrest Shareholder Value Destruction

FBR’s Current Strategy Disrespects its Heritage at the Expense of the Company, its Employees and Shareholders

Voce’s Independent Nominees Possess the Experience and Skills to Restore FBR’s Proud Tradition and Position it for Future Success

San Francisco, CA (March 21, 2016) – Voce Capital Management LLC (“Voce”), the owner of 5.2% of FBR & Co. (Nasdaq: FBRC) (“FBR” or the “Company”) and the Company’s third-largest shareholder, today announced that it has nominated three highly-qualified, independent candidates for election to the Board of Directors of FBR at the Company’s 2016 Annual Meeting.

Voce issued the following statement in connection with the nominations: “FBR is a storied brand that has badly lost its way. From its inception in 1989 to the departure of its last visionary founder in 2008, FBR beat all odds as an outsider that grew to become the dominant, go-to bank for strategic capital raising in the specialty finance, real estate and energy sectors – areas in which it remains strong today. Unsatisfied to steward the FBR legacy which it played no role in creating but which it was generously bequeathed, the current management team, and the Board that has enabled and enriched it, have recklessly attempted to diversify into competitive sectors where it has neither the talent nor the resources to ever succeed. These futile efforts have decimated shareholder value and imperiled the Company’s future. As a result, the market currently values FBR at a discount to book value, despite the fact that 84% of its tangible book is comprised of cash and investment securities – thereby implying little to no value for its entire operating business.”

Voce’s statement continued: “For nearly a year, we have attempted to engage constructively with FBR’s management and Board to no avail. The unwillingness of FBR’s leadership to reconsider the folly of its diversification dreams, despite the overwhelming evidence of their abject failure, has been matched only by management’s petty ploys to deflect us. FBR’s stock trades for less today than it did before current management was appointed in 2009, compared to the market’s powerful gains over that

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extended period. Our three highly-qualified, experienced nominees possess the requisite investment banking industry, corporate governance and capital allocation expertise to reverse this syndrome and re-point FBR toward the greatness it achieved before the arrival of its inadequate successor management.”

Voce’s FBR nominees are:

•	Jarl Berntzen. Mr. Berntzen is Senior Director, Head of Corporate Development at Dolby Laboratories, Inc. (NYSE: DLB) and is an Independent Director at Century Aluminum Co. (Nasdaq: CENX), where he has served on the Board of Directors since March 2006. He has also served on the Board of Directors of Universal Safety Response, Inc. Prior to Dolby Laboratories, Mr. Berntzen served for more than ten years in the Mergers & Acquisitions department at Goldman, Sachs & Co., in addition to holding various roles at Rambus, Inc., Interlachen Capital Group, Providence Capital and IBM. Mr. Berntzen holds B.Sc. and M.Sc. degrees in Economics and Business Administration from the Copenhagen Business School. Voce believes Mr. Berntzen’s prior service on public and private company Boards, as well as his substantial operating experience serving in senior management roles at operating companies and financial firms on a number of occasions, make him highly qualified as a Director candidate who will bring unique skills and perspective to the Board.

•	Michael J. McConnell. Mr. McConnell is a private investor and Chairman of the Board of Directors of Spark Networks, Inc. (NYSE: LOV). Mr. McConnell has served on numerous public and private company boards over his career, including those of Redflex Holdings, Limited, Collectors Universe Inc., Vitacost.com, PaperlinX Limited and MRV Communications. Mr. McConnell also has deep operating experience, having served as Chief Executive Officer of Collectors Universe Inc. (Nasdaq: CLCT) and Managing Director of Shamrock Capital Advisors. Mr. McConnell received his Bachelor of Arts in Economics from Harvard University in 1988 and his M.B.A. degree from the Darden School of the University of Virginia in 1994. Voce believes Mr. McConnell’s prior service on public and private company Boards, as well as his substantial operating experience serving as a CEO on a number of occasions, make him highly qualified as a Director candidate who will bring unique skills and perspective to the Board.

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J. Daniel Plants. Mr. Plants is the Founder and Chief Investment Officer of Voce Capital Management LLC, a value-oriented investment firm, where he has led successful campaigns for change at many public companies. Prior to Voce, he served as a Managing Director and Head of Communications Technology and Media for Needham & Company LLC, an investment banking and asset management firm focused on small capitalization companies. Mr. Plants previously held a number of positions at leading Wall Street firms, including executive positions in investment banking at Goldman Sachs and JPMorgan Chase and as a corporate attorney with Sullivan & Cromwell. Voce believes

Mr. Plants’ experience as an accomplished advisor, investor and corporate governance expert make him highly qualified as a Director candidate who will bring unique skills and perspective to the Board.

Voce’s statement concluded: “At its core, FBR remains a valuable, distinctive franchise that mediates some of Wall Street’s most premium capital flows. We believe an opportunity exists for the right leadership to unlock significant value by re-aligning the business around its traditional industry verticals and products, reducing expenses while focusing on margin enhancement and optimizing its capital allocation. Based on extensive discussions with our fellow shareholders, we believe that our concerns are widely held throughout the investment community. We look forward to sharing our views more broadly in the coming days and weeks.”

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About Voce Capital Management LLC

Voce Capital Management LLC is a fundamental value-oriented, research-driven investment adviser founded in 2011 by J. Daniel Plants. The San Francisco-based firm is 100% employee-owned.

Media Contact:

Sloane & Company

Elliot Sloane/Dan Zacchei

(212) 486-9500

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